

March 27, 2012

Via E-mail
Mr. Randy Snyder
Chief Executive Officer
Wesco Aircraft Holdings, Inc.
27727 Avenue Scott
Valencia, CA 91355

      RE: **Wesco Aircraft Holdings, Inc.**
                Form 10-K for the Fiscal Year Ended September 30, 2011
                Filed December 5, 2011
                File No. 001-35253

Dear Mr. Snyder:

We have reviewed your response letter dated March 12, 2012, and have the following additional comment. If you disagree, we will consider your explanation as to why our comment is inapplicable.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended December 31, 2011

Management's Discussion and Analysis of Financial Condition and Results….., page 37

Inventories, page 16

1. We have read your response to prior comment 1 from our letter dated February 27, 2012. We note that your inventory as of December 31, 2011, that was comprised of units for which there have been no sales in the prior 12 months was approximately $15.4 million, net of reserve, or 3.2%, of your inventory and 20% of annual net income. Although you state historically that you sell, at a minimum, approximately $8.0 million of your slowest moving inventory annually, your current disclosure does not inform investors about the extent to which inventory is comprised of units for which there have been no sales in the prior 12 months. Given the potential material impact to net income, please disclose in future filings the dollar amount of inventory as of the latest balance sheet date that is

comprised of units for which there have been no sales in the prior 12 months and quantify the carrying value of any other inventory units that are at a greater risk of impairment and the underlying reasons for such risk.

Furthermore, we note that you reference a reserve but your current disclosures do not provide information regarding your accounting policy for calculating or determining your reserve for inventory. Tell us and provide in future filings a Schedule II or Footnote disclosure that presents the activity in your inventory reserve account for each period presented. Refer to Rule 5-04 and Rule 12-09 of Regulation S-X for guidance. Your MD&A should also quantify the impact of inventory charges for the period on operations. Refer to Financial Reporting Codification 501.04 and .14 for guidance.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief